[Rentech Letterhead]
April 8, 2009
VIA EDGAR AND FEDEX
Rufus Decker
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rentech, Inc.
Forms 10-K and 10-K/A for the fiscal year ended September 30, 2008
Form 10-Q for the period ended December 31, 2008
File No. 1-15795
Dear Mr. Decker:
As we indicated in our letter of March 27, 2009, Rentech, Inc. (the “Company”) hereby is supplementally providing you its responses to comments 1 through 6 and 9 in the letter you sent to us on March 26, 2009. In our prior letter we provided you with responses to comments 7 and 8. As John Huber of Latham & Watkins LLP (our outside counsel) discussed with Rufus Decker today, in light of new information identified by the Company subsequent to transmitting our prior letter to the Staff, we are updating our responses to comments 7 and 8 with a new summary compensation table attached hereto as Exhibit C. For your convenience, each of the responses below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response:
In accordance with the Staff’s comment, the Company is providing the Staff with additional disclosures and other revisions to its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the period ended December 31, 2008 (the “Form 10-Q”) in response to the comments below. As indicated in the responses below, the Company will include these disclosures and revisions in its applicable future filings with the Securities and Exchange Commission (the “SEC”).

April 8, 2009

Item lA — Risk Factors, page 16
We rely on Agrium as distributor of the nitrogen fertilizer products we produce at the East Dubuque plant, page 26
2.	Please file copies of the Distribution Agreement executed on April 26, 2006 between Rentech and Agrium, or advise us why that agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
Although the Distribution Agreement is not listed in the Exhibit Index to the Form 10-K, this agreement was previously filed as Exhibit 2.1 to the Company’s Form 8-K dated March 14, 2006. In response to the Staff’s comment, the Company will incorporate by reference the Distribution Agreement in the Exhibit Index to its next Form 10-Q and its subsequently filed Forms 10-K, until disclosure of such agreement is no longer required pursuant to Item 601(b)(10) of Regulation S-K.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
General
3.	Your senior credit agreement contains covenants that set minimum EBITDA requirements, maximum capital expenditures and minimum liquidity thresholds, among other restrictions. Some of these covenants required waivers and/or modifications as noted in your Form 8-K dated January 13, 2009. If it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response:
In response to the Staff’s comment, the Company first will provide its reasons for its conclusion that additional disclosure regarding the covenants is not required, followed by specific analyses of each of the covenants in support of its arguments:

April 8, 2009

As discussed on page 53 of the Form 10-K, the Company funds its operations in part from REMC’s cash flow from operations. The senior credit agreement requires the Company’s subsidiary, Rentech Energy Midwest Corporation (“REMC”), to comply with a minimum Consolidated EBITDA (as defined below) covenant, a maximum capital expenditures covenant and a minimum liquidity covenant. The senior credit agreement also includes a provision, which restricts REMC from making distributions or loans to the Company (“Cash Outlays”), unless it makes a matching prepayment of principal outstanding under the agreement. Prior to January 2009, the matching prepayments restriction required REMC to prepay one dollar of principal outstanding under the senior credit agreement for each dollar of Cash Outlay made by REMC to the Company. In addition, the minimum liquidity covenant required REMC to maintain at least $10 million of liquidity. These two covenants in combination with one another significantly limited the amount REMC could distribute to the Company from its cash flow from operations.
As a result, in January 2009, REMC and its lenders amended the matching prepayments restriction and minimum liquidity covenant in the senior credit agreement. As amended, the senior credit agreement provides that, after December 23, 2008, REMC was required to make matching prepayments equal to 25% of any Cash Outlays until the total Cash Outlays made after December 23, 2008, totaled $22 million. After that date and through September 30, 2009, REMC is required to make matching prepayments equal to 75% of all Cash Outlays. Beginning on October 1, 2009, REMC will again be required to make matching prepayments equal to 100% of all Cash Outlays. The amendments to the senior credit agreement also lowered the minimum liquidity requirement at REMC from $10 million to $7.5 million, except during the months of February through April of any year. During these months, the minimum liquidity requirement at REMC is $5 million.
The Company believes that the amendments described above will permit REMC to make a sufficient amount of Cash Outlays to the Company so that it can meet its liquidity requirements for fiscal 2009. As a result of the amendments, the Company also believes that REMC will be able to comply with the minimum liquidity covenant. In connection with the amendments, the Company did not seek to modify the minimum Consolidated EBITDA or maximum capital expenditures covenants, because the Company believes that REMC will comply with these covenants for fiscal 2009. To demonstrate REMC’s ability to comply with the covenants, set forth below is the Company’s analysis of REMC’s compliance with each of the covenants as of September 30 and December 31, 2008. As discussed below, REMC met each of the covenants as of each such date well above the required minimum or well below the required maximum.
Because REMC is not reasonably likely to breach any of the covenants in fiscal year 2009, the Company does not believe that a comparison of the amounts/ratios required under the senior credit agreement to the actual amounts/ratios will provide material information regarding its financial condition or liquidity as described in Release No. 33-8350 (the “Interpretive Release”). The Interpretive Release provides that companies that “are, or are reasonably likely to be, in breach of [covenants in a credit agreement] must disclose material information about that breach and analyze the impact on the company if material.” The Company will continue to analyze REMC’s compliance with the covenants. In the event there is a reasonable likelihood that REMC will not comply with the covenants, the Company will disclose material information about the potential breach and analyze the impact on the Company.

April 8, 2009

Minimum Consolidated EBITDA
Under Section 6.11 of the senior credit agreement, REMC cannot permit its Consolidated EBITDA1 for the trailing twelve month period ending on last day of any fiscal quarter during the term of the agreement to be less than the minimum amounts specified in the agreement. The minimum amounts range from approximately $33 million to $43 million for the trailing twelve month periods ending quarterly during fiscal 2009. As of September 30 and December 31, 2008, REMC’s Consolidated EBITDA for the twelve month period ending on those dates as reported to the administrative agent of the senior credit agreement was approximately $53.8 million and $52.6 million, respectively. These amounts significantly exceed the minimum amounts of $40 million and $41 million, respectively, required under the senior credit agreement. Furthermore, the Company expects that REMC’s Consolidated EBITDA will be in excess of that required by the covenants in fiscal year 2009 due to anticipated strong Spring pricing and demand for nitrogen fertilizer products in the Midwest as well as the fact that a significant portion of REMC’s production for fiscal year 2009 has already been pre-sold at fixed prices. As a result, the Company does not believe there is a reasonable likelihood that REMC will breach this covenant with respect to fiscal year 2009. Therefore, the Company does not believe that disclosure of REMC’s Consolidated EBITDA currently is required under the SEC’s Interpretive Release regarding MD&A.
Maximum Capital Expenditures
Under Section 6.10 of the senior credit agreement, REMC and its subsidiaries are not permitted to make capital expenditures in fiscal years during the term of the agreement exceeding certain amounts specified in the agreement. For fiscal years 2008 and 2009, the maximum permitted amount of capital expenditures was $15 million and $16.5 million, respectively. For the fiscal year ended September 30, 2008, REMC had aggregate capital expenditures of approximately $7.3 million, which is well below the $15 million that would have been permitted for that period. For the quarter ended December 31, 2008, REMC had aggregate capital expenditures of approximately $2.3 million. The Company expects that REMC’s capital expenditures for fiscal year 2009 will be well below the $16.5 million limit. Therefore, the Company does not believe it is reasonably likely that REMC will fail to comply with this covenant in the foreseeable future, or that disclosure of this information would provide material information to investors.

[1]	Under the senior secured credit agreement, “Consolidated EBITDA” generally means, for any period, the consolidated net income or loss of REMC and its subsidiaries for such period plus (a) to the extent deducted in determining such consolidated net income, the sum of (i) consolidated interest expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period and (iv) any non-cash charges (other than the write-down of current assets) for such period, and minus (b)(i) all cash payments made during such period on account of reserves, restructuring charges and other non-cash charges added to consolidated net income pursuant to clause (a)(iv) above in a previous period and (ii) to the extent included in determining such consolidated net income, any extraordinary gains and all non-cash items of income for such period, all determined on a consolidated basis in accordance with generally accepted accounting principles.

April 8, 2009

Minimum Liquidity Threshold
As discussed above, in January 2009, REMC and its lenders amended the senior credit agreement, so that REMC is required to maintain at least $7.5 million of unencumbered cash on deposit and permitted investments, except during the months of February through April. During these months, REMC is required to maintain a minimum liquidity threshold of $5.0 million. As a result of amending this covenant and the matching prepayments provision discussed above, the Company does not believe there is a reasonable likelihood that REMC will breach this covenant during fiscal year 2009. As of September 30 and December 31, 2008, REMC held cash on deposit and permitted investments equal to $56.3 million and $28.5 million, respectively. Each of these amounts is well above the required minimum specified under the senior credit agreement of $7.5 million. Therefore, the Company respectfully submits that disclosure of this information is not required by the Interpretive Release.
4.	We note your discussion of the impact of the current business environment. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly loss from operations.
Response:
While the Company will provide additional quantitative disclosure to the extent it is able to do so, including with respect to the Company’s revenues and corresponding loss from operations, the Company respectfully submits that the reliability of quantitative data may be limited by the significant uncertainty caused by the recession. For example, we cannot accurately quantify how the current business environment could impact demand for REMC’s products, and therefore our revenues and corresponding results from operations.
Liquidity and Capital Resources, page 53
5.	Your disclosures indicate that you fund your operations primarily from cash flow from REMC operations, debt issuances and equity offerings. Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please describe how you determined that remaining availability under the Credit Facility will continue to be sufficient to meet your needs.

April 8, 2009

Response:
In response to the comment, the Company is supplementally providing the Staff with its revisions to the Liquidity and Capital Resources sections included in the Form 10-K and Form 10-Q, attached hereto as Exhibits A and B, respectively. To the extent applicable, the Company will incorporate these revisions in future filings.
Item 8 — Financial Statements and Supplementary Data
Consolidated Statements of Operations, page F-5
6.	In order not to imply a greater degree of precision than exists, revise your presentations of net income (loss) per share throughout the filing to round only to the nearest cent.
Response:
In future filings, the Company will round only to the nearest cent in its presentations of net income (loss) per share. The Company is providing a revised presentation of the net income (loss) per share data for its fiscal years ended September 30, 2008, 2007 and 2006, which was disclosed on page F-5 of the Form 10-K. In addition, in accordance with comment 9 below, this presentation also includes corresponding data for the three-month periods ended December 31, 2008 and 2007, which was disclosed on page 4 of the Form 10-Q.

				For the
				Three Months
	For the Years Ended September 30,			Ended December 31,
	2008	2007	2006	2008	2007
	(in thousands, except per share data)
Basic and diluted (loss) income per common share:
Continuing operations, including dividends	$(.38)	$(.63)	$(.31)	$(.03)	$(.14)
Discontinued operations	$.00	$.02	$.01	$.00	$.00

Basic and diluted loss per common share	$(.38)	$(.61)	$(.30)	$(.03)	$(.14)

FORM 10-K/A FOR THE YEAR ENDED SEPTEMBER 30, 2008
Summary Compensation Table, page 15
7.	The information in the summary compensation table should be provided for each of the company’s last three completed fiscal years as required by Item 402(c)(1) of Regulation S-K.
Response:
Subsequent to transmitting our letter of March 27, 2009 to the Staff, the Company identified additional information relating to the summary compensation table included in such letter. In light of the additional information, the Company is submitting to the Staff a new summary compensation table attached hereto as Exhibit C. The following summarizes the changes we have made to the table:

April 8, 2009

•	The summary compensation table included in our letter to you dated March 27, 2009 omitted the dollar amounts recognized by the Company in 2007 under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123(R)”), with respect to option awards held by the named executive officers. The revised summary compensation table includes the applicable amount for each named executive officer in the 2007 Option Awards column.

•	The Bonus column in our prior letter included the full amount of the bonuses that were paid or could be paid to our named executive officers for fiscal 2007 and 2008. However, a portion of these bonuses has been or will be allocated to purchase shares of the Company’s common stock, which will be expensed by the Company in accordance with SFAS No. 123(R). In accordance with Question 119.03 of the Compliance and Disclosure Interpretations, the Company has deducted these amounts from the Bonus column, and will instead report the compensation expense in the Stock Awards column for the applicable year. Please note that no changes were made to the disclosures in the Bonus or Stock Awards columns for I. Merrick Kerr as he received his full fiscal 2007 bonus award in cash and left the Company prior to the fiscal 2008 bonus awards.

•	The Company has updated the Total column to reflect the changes described above.

•	Footnote (1) to the summary compensation table included in our prior letter indicated that one-half of the proposed maximum bonuses for fiscal year 2008 had not yet been paid. On April 6, 2009, the Company awarded these bonuses to the named executive officers. The Company has updated footnote (1) to disclose the payment of the bonuses.
8.	Please note that you must include the dollar value of bonus (cash and non-cash) earned by each NEO during the fiscal year. Since, based on your disclosure, the amount of the bonus appeared to be calculable at the time you filed Form 10-K, footnote disclosure alone is not sufficient. Further, the amount of the bonus must be included in the column for total compensation. It appears that your total compensation column does not include this amount. Confirm that in future filings you will include the dollar amount of cash and non-cash bonus earned in the summary compensation table, regardless of whether you have determined when to pay the bonus at the time you file your Form 10-K. Our comment also applies to your Form 8-K dated February 12, 2009.
Response:
Subsequent to transmitting our letter of March 27, 2009 to the Staff, the Company identified additional information relating to the summary compensation table included in such letter. In light of the additional information, the Company is submitting to the Staff a new summary compensation table attached hereto as Exhibit C. Please see the response to comment 7 above.

April 8, 2009

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008
General
9. Please address the above comments in your interim filings as well, as applicable.
Response:
In the Company’s responses to comments 5 and 6 above, the Company included revisions to the disclosures in the Form 10-Q that address these comments. Please see the Company’s responses to comments 5 and 6 above.
* * * *
Please call Dan Cohrs at (310) 571-9805 or David Zaheer of Latham & Watkins LLP at (213) 891-8045 to discuss this letter.
Very truly yours,
/s/ Dan Cohrs
Dan J. Cohrs
Executive Vice President and Chief Financial Officer
Rentech, Inc.
cc: Colin Morris, Esq.

EXHIBIT A
(Disclosure from Form 10-K)
LIQUIDITY AND CAPITAL RESOURCES
~~We have~~During fiscal year 2008, we funded our operations primarily from cash flow from REMC‘s operations, the incurrence of senior debt ~~issuances and equity offerings, during fiscal year 2008. Based~~and, to a lesser degree, the issuance of equity securities. In June 2008, REMC borrowed the entire amount of the $53 million term loan provided under its Senior Credit Agreement. While further borrowings under the Senior Credit Agreement are not expected to be available in fiscal year 2009, we believe that, based on current market conditions, ~~we believe that~~ REMC will be able to fund its operations from its cash flow ~~for~~during fiscal year 2009.
We currently expect that Rentech will need additional funds to provide for its liquidity needs for ~~the~~ fiscal year~~,~~ 2009, including to operate the PDU, to pay for research and development of the Rentech Process, to pay for costs for continued development of commercial projects, including our Natchez Project, and to fund Rentech’s working capital needs. We believe that ~~our~~Rentech’s liquidity needs for fiscal year 2009 can be met from thedistributions of cash generated by REMC if ~~our~~the lenders under the Senior Credit Agreement agree to ~~modify certain~~amend two of its covenants ~~relating to the~~. The Senior Credit Agreement~~, including the covenant pursuant to which REMC must prepay indebtedness in amounts equal to any distributions or loans it makes to Rentech. We believe that such~~ includes a covenant, which restricts REMC from making distributions or loans to the Company, unless it makes a matching prepayment of principal outstanding under the term loan. In addition, the Senior Credit Agreement requires REMC to maintain a minimum liquidity amount of $10 million. These two covenants in combination with one another significantly limit the amount REMC can distribute to Rentech from its cash flow from operations. We believe that modifications to these covenants are achievable based on assurances from our lenders. We may incur substantial fees to the lenders in the form of cash or shares of common stock to achieve the required covenant modifications. However, we cannot assure you we will be able to modify the Senior Credit Agreement or, if needed, we would be able to obtain capital from other sources. ~~Recently, credit and equity markets have experienced extreme uncertainty and access to capital markets has been very difficult or impossible.~~ If the cash flows from REMC fall below our current expectations or we are unable to modify the covenants to our Senior Credit Agreement, and if we are unable to raise additional capital when needed, we would need to either slow or cease development of our commercial projects and research and development of the Rentech Process, and could become unable to operate the PDU and to satisfy our other working capital needs. Our failure to raise additional capital when needed would have a material adverse effect on our results of operations, liquidity and cash flows and our ability to execute our business plan.

At September 30, 2008, we had working capital of $15,479,000, as compared to working capital of $37,961,000 at September 30, 2007. At September 30, 2008, our current assets totaled $166,421,000, including cash and cash equivalents of $63,722,000 and net accounts receivable of $70,614,000. Our current liabilities were $150,942,000. We had long-term liabilities of $118,787,000, of which most related to our long-term convertible debt and term loan. For the fiscal year ended September 30, 2008, we recognized net losses of $62,887,000, and negative cash flow from operations of $8,144,000.
In fiscal year 2008 we incurred substantial construction costs to complete our PDU, as well as costs related to the suspension of the conversion of the East Dubuque Plant. During fiscal year 2008, the level of our corporate activity, and therefore our corporate expense rate, rose above previous levels. However, we have completed construction of our PDU facility and, near the end of fiscal year 2008, we took steps to reduce our operating expenses and our expenses related to corporate overhead. Based on current market conditions, we believe that REMC will be able to fund its operations from its cash flow for fiscal year 2009 and, if the Senior Credit Agreement is modified as described above, we believe that such cash flow would be sufficient to also fund Rentech’s liquidity requirements for the fiscal year. However, we cannot assure you that REMC’s cash flow for the fiscal year will achieve the level we currently expect.
We generally consider our short-term liquidity requirements to consist of those items that are expected to be incurred within the next 12 months and our long-term liquidity requirements to consist of those items that are expected to be incurred beyond the next 12 months. Our principal short-term needs for liquidity are to fund working capital and to pay for research and development of the Rentech Process, operation of the PDU, operation of the East Dubuque Plant (including working capital needs resulting from seasonal fluctuations in its cash flow and changes in commodity pricing) and short-term costs for continued development of commercial projects, including our Natchez Project. Our principal long-term needs for liquidity are to fund development, construction and operation of commercial projects. We will require substantial amounts of capital that we do not now have to fund our long-term liquidity requirements. In addition, depending on REMC’s performance for the year and whether we obtain the desired modifications to the Senior Credit Agreement, we may need additional capital for our short-term needs.
As of September 30, 2008, we had a shelf registration statement covering $19,186,000 aggregate offering price of securities, up to all of which could be issued for shares of common stock, for issuance in future financing transactions. We may issue shares of convertible preferred stock or other securities convertible into common stock or we may enter into additional debt instruments. We may also offer securities which will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent an available exemption from registration.
Historically, for working capital we have relied upon private placements and public offerings of our common stock, which has been sold at a discount from the market price. We have also previously sold convertible preferred stock and convertible promissory notes bearing interest in private placements and public offerings. For the years ended September 30, 2008, 2007 and 2006, we received cash proceeds from the issuance of common stock of $1,613,000 (including $2,000 from the issuance of common stock and $1,611,000 from the exercise of stock options and warrants), $56,758,000 (including $54,851,000 from the issuance of common stock and $1,907,000 from the exercise of stock options and warrants), and $81,836,000 (including

$62,560,000 from the issuance of common stock, $12,255,000 from the receipt of a subscription receivable and $7,021,000 from the exercise of stock options and warrants). We also received cash proceeds from long-term debt and long-term convertible debt to stockholders of $49,903,000, $0 and $57,500,000 for each of the three fiscal years, respectively. In addition, for the fiscal year ended September 30, 2008 and 2007 we recognized operating income from REMC of $46,731,000 and $13,222,000, respectively which was partially offset by capital expenditures of $7,252,000 and $7,250,000, respectively.
Revenues for nitrogen fertilizer products have significantly increased in the fiscal year ended September 30, 2008, as compared to the prior year. The increase in product revenues was due to improved pricing, higher demand for our nitrogen-based fertilizer products and record plant production levels due to improvements in the plant’s on-stream time and operating efficiency. This higher demand for fertilizer was driven by strong farm income, high corn prices and global demand for corn for food and fuel. However, the East Dubuque Plant is operating near its capacity and accordingly, we do not expect the volume component of revenue growth to be sustained. In addition, the slow down in the U.S. and other economies worldwide appears to be bringing about decreases in corn prices and global demand for corn from the high levels we experienced in fiscal 2008.
As of September 30, 2008, we held available for sale securities consisting of $6.0 million of auction rate securities. The recent conditions in the global credit markets have caused auctions for these securities to fail and we have been unable to liquidate our positions. As of September 30, 2008, we recorded a $3.1 million other-than-temporary loss from an impairment related to these investments. There can be no assurance as to when, and for what amount, we may be able to liquidate our position in these securities. Volatility in the credit markets could continue to negatively impact the timing of future liquidity related to these investments and lead to additional adjustments to their carrying value.

EXHIBIT B
(Disclosure from Form 10-Q)
LIQUIDITY AND CAPITAL RESOURCES
During fiscal year 2008 we funded our operations primarily from cash flow from REMC’s operations, the incurrence of senior debt ~~issuances~~ and, to a lesser degree, the issuance of equity ~~offerings. Based~~securities. In June 2008, REMC borrowed the entire amount of the $53 million term loan provided under its Senior Credit Agreement. While further borrowings under the Senior Credit Agreement are not expected to be available in fiscal year 2009, we believe that, based on current market conditions, ~~we believe that~~ REMC will be able to fund its operations from its cash flow ~~for~~during fiscal year 2009.
We currently expect that Rentech’s non-REMC operations will need additional funds to provide for their liquidity needs for the current fiscal year, and we believe that those funds can be provided by operating cash flow from REMC. Those needs include operating the PDU, paying for research and development of the Rentech Process, paying for costs for continued development of commercial projects, including our Natchez Project, and funding of working capital needs. In January 2009, ~~we~~REMC and ~~our~~its lenders ~~modified~~amended certain covenants in the Senior Credit Agreement, including the covenants that required REMC to maintain a minimum liquidity amount of $10 million and to prepay indebtedness in amounts equal to any distributions or loans it makes to Rentech. Refer to Note 8 of the Consolidated Financial Statements for a summary of the covenant modifications. ~~These covenant modifications were essential to our forecast that, based~~Based on current market conditions, we ~~can~~believe these covenant amendments will enable us to meet our consolidated liquidity needs ~~from~~for fiscal year 2009 from REMC’s expected 2009 operating cash flow. However, we cannot assure you that REMC’s cash flow for the fiscal year will achieve the level we currently expect. ~~Recently, credit and equity markets have experienced extreme uncertainty and access to capital markets has been very difficult or impossible.~~ If the cash flows from REMC fall below our current expectations, and if we are unable to raise additional capital when needed, we would need to either slow or cease development of our commercial projects and research and development of the Rentech Process, and could become unable to operate the PDU and to satisfy our other working capital needs. Our failure to raise additional capital when needed would have a material adverse effect on our results of operations, liquidity and cash flows and our ability to execute our business plan.
At December 31, 2008, we had working capital of $3,667,000, as compared to working capital of $15,479,000 at September 30, 2008. At December 31, 2008, our current assets totaled $114,176,000, including cash and cash equivalents of $28,913,000 and net accounts receivable of $54,940,000. Our current liabilities were $110,509,000. We had long-term liabilities of $110,565,000, of which most related to our long-term convertible debt and term loan. For the three months ended December 31, 2008, we recognized net losses of $4,323,000, and negative cash flow from operations of $24,692,000. REMC’s income from operations for the three months ended December 31, 2008 and 2007 was $8,683,000 and $8,775,000, which was partially offset by capital expenditures of $2,319,000 and $838,000, respectively.

B-1

We generally consider our short-term liquidity requirements to consist of those items that are expected to be incurred within the next 12 months and our long-term liquidity requirements to consist of those items that are expected to be incurred beyond the next 12 months. Our principal short-term needs for liquidity are to fund working capital and to pay for research and development of the Rentech Process, operation of the PDU, operation of the East Dubuque Plant (including working capital needs resulting from seasonal fluctuations in its cash flow and changes in commodity pricing) and short-term costs for continued development of commercial projects, including our Natchez Project. Our principal long-term needs for liquidity are to fund development, construction and operation of commercial projects. We will require substantial amounts of capital that we do not now have to fund our long-term liquidity requirements. In addition, if REMC’s performance for the year were to fall significantly below our expectations, we may need additional capital for our short-term needs.
As of December 31, 2008, we had a shelf registration statement covering $19,186,000 aggregate offering price of securities, up to all of which could be issued for shares of common stock, for issuance in future financing transactions. In January of 2009 we issued registered warrants to purchase $4,594,000 of our common stock using the shelf registration statement thereby lowering the amount available to $14,592,000. We may issue shares of convertible preferred stock or other securities convertible into common stock or we may enter into additional debt instruments. We may also offer securities which will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent an available exemption from registration.
REMC’s fertilizer business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated to allow for uninterrupted customer deliveries, and require significant storage capacity. The accumulation of inventory to be available for seasonal sales requires that working capital be available at REMC. Our practice of selling substantial amounts of our fertilizer products through pre-sale contracts also significantly affects working capital needs at REMC. Refer to Note 2 to the Consolidated Financial Statements for more information. Working capital available at REMC is also impacted by changes in commodity prices for natural gas and nitrogen fertilizers, which are the East Dubuque Plant’s principal feedstock and products. The Senior Credit Agreement as modified by the Waiver and Amendment limits our ability to utilize excess cash flows from REMC to fund working capital needs at Rentech. Refer to Note 8 of the Consolidated Financial Statements for more information.
We have a line of credit with Barclays for up to $5,000,000. We had approximately $4,706,000 outstanding under the line of credit as of December 31, 2008. The terms of the line of credit include that the outstanding balance is payable on demand at any time. The line of credit is secured by auction rate securities for which there is currently no market. There can be no assurance that we will have sufficient, immediately available funds to repay the line of credit if it is called by Barclays, or that we will be able to quickly liquidate the auction rate securities securing the line of credit to pay off the debt.

B-2

EXHIBIT C
Summary Compensation Table

								Change in
					Stock	Option	Non-Equity	Pension Value	All Other
		Salary	Bonus		Awards	Awards	Incentive Plan	and Deferred	Compensation
Name and Principal Position	Year	($)	($) (1)		($) (2)	($) (2)	Compensation ($)	Compensation ($)	($)(3)	Total
D. Hunt Ramsbottom,	2008	$381,601	$309,750		$904,704	$204,536	—	—	$27,100	$1,827,691
Chief Executive Officer	2007	$384,100	$376,100		$836,530	$211,649	—	—	$28,022	$1,836,401
I. Merrick Kerr,	2008	$261,210	—		$390,000	$49,089	—	—	$36,672	$736,971
Chief Financial Officer (4)	2007	$278,280	$162,900		$487,500	$63,495	—	—	$38,398	$1,030,573
Douglas M. Miller,	2008	$312,874	$105,450		$673,340	$106,359	—	—	$38,699	$1,236,722
Executive Vice President	2007	$311,400	$82,550		$639,394	$110,058	—	—	$33,803	$1,177,205
of Renewable Energy Businesses
Richard T. Penning,	2008	$268,343	$71,513		$554,389	—	—	—	$97,821	$992,065
Executive Vice President	2007	$188,727	$96,100	(5)	$384,531	—	—	—	$111,044	$780,402
of Commercial Affairs
Colin M. Morris,	2008	$210,757	$86,063		$261,352	$61,361	—	—	$28,847	$648,379
General Counsel	2007	$204,925	$102,000		$241,500	$63,495	—	—	$26,661	$638,581
(1)	One-half of the fiscal 2008 bonuses was awarded in February and one-half was awarded in April 2009. The bonuses for the full year were payable 75% in cash, with the remaining 25% withheld to purchase shares of Rentech common stock expected to be issued in May 2009. The value of the withheld portion of the 2008 bonus awards is included in the Stock Awards column. The Company also expects to make matching grants of restricted stock units to each named executive officer with a value equal to 20% of his total 2008 bonus amount, which matching amount will vest over a three year period.

The fiscal 2007 bonuses were awarded in December 2007 and were payable 80% in cash, with the remaining 20% being withheld to purchase shares of Rentech common stock, except for Mr. Kerr’s bonus award and a commencement bonus (see note 5 below), which were both paid in cash. The value of the withheld portion of the 2007 bonus awards is included in the Stock Awards column. For a further discussion, refer to the section entitled “Long-Term Incentive Equity Awards”.

(2)	The dollar amounts in this column reflect the amounts recognized for financial statement reporting purposes in fiscal years 2007 and 2008, calculated in accordance with Statement of Financial Accounting Standards No. 123(R) Share-Based Payment (“SFAS No. 123(R)”). With respect to 2008, see Note 15-Accounting for Stock Based Compensation in Rentech’s 2008 Form 10-K, filed with the SEC on December 15, 2008, and with respect to 2007, see Note 15 — Accounting for Stock Based Compensation in Rentech’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, for an explanation of the valuation model assumptions used.

(3)	For 2008, All Other Compensation includes 401(k) matching contributions of $0, $11,478, $11,599, $11,321 and $5,922 for Messrs. Ramsbottom, Kerr, Miller, Penning and Morris, respectively. See the table titled “Perquisites” below for more information regarding All Other Compensation for 2008. For 2007, All Other Compensation includes 401(k) matching contributions of $10,398, $14,553, and $1,661 for Messrs. Kerr, Miller, and Morris, and legal fee reimbursement of $5,798 for Mr. Penning related to his employment agreement. All Other Compensation for 2007 also includes perquisites valued at the aggregate incremental cost to Rentech, consisting of car allowance, relocation expenses, and financial and tax planning services paid by Rentech.

(4)	As required by Item 402(a)(3) of Regulation S-K, the table includes all individuals who acted in the capacity of Principal Financial Officer during the last completed fiscal year. Mr. Kerr served in the position of CFO from October 2007 to July 2008 and Mr. Miller served as interim CFO from July 2008 through September 2008. Subsequent to fiscal year end, Mr. Cohrs was appointed as the CFO in October 2008.

(5)	Amount includes a commencement bonus of $15,000. The commencement bonus was paid in cash.